FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 13, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 13, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

Webcast 1Q10

José Antonio do Prado Fay - CEO
Leopoldo Saboya - CFO/ IRO

Commitment Innovation Strategy Efficiency
Generation of value Work Reliability
People Dedication High quality Future
Sustainability Leadership Strong brands Ethics

The results of the first quarter 2010 consolidate the Companies BRF Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Highlights

- Recovery of the main export markets;
- Positive domestic market;
- Lower costs and expenses;
- Gradual and consistent improvement of margins;
- Robust financial statements;
- Conclusion of Project BRF (mapping of the business combination).



01
1Q10 Results

Highlights – Pro-forma

R$ Million

HIGHLIGHTS	1Q10	1Q09	% Ch.
Gross Sales	5,815	5,847	(1%)
Domestic Market	3,686	3,538	4%
Exports	2,128	2,308	(8%)
Net Sales	5,047	5,061	(0%)
Gross Profit	1,279	988	29%
Gross Margin	*25.3%*	*19.5%*	*580 bps*
EBIT	271	(61)	-
Net Income	53	(465)	-
Net Margin	*1.0%*	*(9.2%)*	-
Adjusted Net Income (1)	53	(333)	-
Adjusted Net Margin	*1.0%*	*(6.6%)*	-
EBITDA	447	180	148%
EBITDA Margin	*8.9%*	*3.6%*	*530 bps*

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

Breakdown of net sales – 1Q10

Diversified product portfolio



By Product
Others 2.5%
Milk* 7.3%
Dairy Products 3.5%
Poultry 29.5%
Other Processed 9.5%
Pork / Beef 10.2%
Processed Products 37.4%



By Market
Domestic market 59.1%
Exports 40.9%

*Includes milks: UHT – long life, pasteurized and powdered milk

Volumes and prices (1Q10/1Q09)

Domestic Market


Meat
3.3%
2.8%
0.5%
Gross Sales
Volume
Price


Dairy
6.3%
2.7%
3.6%
Gross Sales
Volume
Price

Export Market


Gross Sales
Volume
R$ price
Dev. USD x R$
USD Price
-7.8%
-1.1%
-6.6%
-28.0%
19.6%

Reduction of Costs and Expenses

BRF
BRASIL FOODS

Cost
(Cost/Net Sales)



- 580bps
74.7%
80.5%
1Q10
1Q09

Expenses
(Expenses/Net Sales)



- 70bps
20.0%
20.7%
1Q10
1Q09

EBITDA – Pro-forma


8.9%
7.2%
7.0%
5.5%
3.6%
180
381
291
370
447
1Q09
2Q09
3Q09
4Q09
1Q10
EBITDA
EBITDA Margin
+530 bps
(1Q10/1Q09)



02
Company’s Performance

Costs x Prices x FX

Proteins (US$/kg) *Export prices of Brazil*



1.72
2.38
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Pork
Chicken

	Chicken	Pork
1Q10 x 1Q09	19%	15%
1Q10 x 4Q09	0%	9%

Milk (R$/Liter)

(Average prices paid to producers in Brazil)



0.76
Apr-08
Oct-08
Apr-09
Oct-09
Apr-10

1Q10 x 1Q09	5%
1Q10 x 4Q09	(2%)

Grains-CBOT (US$/Bushel)



9.73
3.54
Soybean
Corn

	Corn	Soybean
1Q10 x 1Q09	(1%)	2%
1Q10 x 4Q09	(4%)	(4%)

US Dollar (R$ x US$)



1.76
Apr-08
Oct-08
Apr-09
Oct-09
Apr-10

1Q10 x 1Q09	(22%)
1Q10 x 4Q09	4%

Source: Abef, Abipec, Cepea, Bloomberg

Sales

PRO-FORMA	THOUSAND TONS			R$ MILLION		
Domestic Market	**1Q10**	**1Q09**	**Ch. %**	**1Q10**	**1Q09**	**Ch. %**
Meats	412	401	3	2,299	2,226	3
In Natura	83	87	(5)	414	372	11
Elaborated/Processed (meats)	330	315	5	1,886	1,854	2
Dairy Products	257	251	3	646	608	6
Other Processed	108	97	11	592	515	15
Soybean Products/ Others	92	204	(55)	149	189	(21)
Total	869	954	(9)	3,686	3,538	4
Processed	488	462	6	2,701	2,591	4
% Total Sales	56	48		73	73	

Export Market

Meats	527	529	(0)	2,110	2,257	(7)
In Natura	443	444	(0)	1,677	1,765	(5)
Elaborated/Processed (meats)	84	85	(1)	432	493	(12)
Dairy Products	1	1	(31)	5	7	(22)
Other Processed	1	4	(76)	13	44	(70)
Total	529	535	(1)	2,128	2,308	(8)
Processed	85	89	(4)	450	539	(17)
% Total Sales	16	17		21	23	

Market size



Specialty meats

Market: **R$14.7bi**

2009/2008: **5%**



Pastas

Market: **R$ 515mm**

2009/2008: **21%**


Kibe

Frozen meats

Market: **R$2.3bi**

2009/2008: **(5%)**



Pizzas

Market: **R$ 478mm**

2009/2008: **24%**



Dairy Products

Market: **R$4.1bi**

2009/2008: **8%**


Qualy

Margarines

Market: **R$ 2.2bi**

2009/2008: **(5.5%)**

Source : AC Nielsen

Exports by region - CL

% Net Sales



1Q10
Other Countries 16.1%
Middle East 28.3%
Eurasia 11.1%
Europe 22.5%
Far East 22.0%



1Q09
Other Countries 14.7%
Middle East 30.3%
Eurasia 10.9%
Europe 22.1%
Far East 21.9%

World Meat Trade

Million Tons



25,000
20,000
15,000
10,000
5,000
-
12,802
21,905
21,871
8,733
5,881
7,257
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010**
Beef
Pork
Poultry***

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – apr/10

Brazilian Exports

Million Tons


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
2010 **
6,140
790
3,525
1,825
13%
40%
***
25%
11%
28%
Aggregate Brazilian Market Share
Brazilian Market Share

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – apr/10



03
Debt and Investments

Investments

Pro-forma 1Q10
R$85.5 million


New Projects
12.5%
Productivity
30.3%
Optimization
57.2%

Investments in breeder stock: R$85.7 million

Debt

R$ Million

DEBT - R$ MILLION	CURRENT 03.31.2010	NONCURRENT 03.31.2010	TOTAL 03.31.2010	TOTAL 03.31.2009	% Ch.
Local Currency	1,376	2,002	3,379	4,178	(19%)
Foreing Currency	750	4,150	4,900	10,630	(54%)
Gross Debt	**2,126**	**6,152**	**8,279**	**14,809**	**(44%)**
Cash Investments					
Local Currency	2,139	324	2,463	1,754	40%
Foreing Currency	1,229	287	1,516	2,639	(43%)
Total Cash Investments	**3,367**	**611**	**3,979**	**4,392**	**(9%)**
Net Accounting Debt	**1,241**	**5,541**	**4,300**	**10,417**	**(59%)**
Exchange Rate Exposure - US$ Million			**(1,173)**	**(2,688)**	**(56%)**

Pro-forma



12,000
10,000
8,000
6,000
4,000
2,000
0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.1
4.9
2.4
3.2
2.9
10,417
9,345
4,543
3,878
4,300
1Q09
2Q09
3Q09
4Q09
1Q10
Net Debt
Net Debt/Ebitda

Shareholder's Composition

Difuse Control - Equal Rights



Sabiá 0.9%
Sistel 1.5%
Valia 3.0%
Tarpon 5.0%
ADRs (NYSE) 8.2%
Petros 9.1%
Previ 13.3%
Foreing Investors 27.8%
Domestic Investors 30.9%
Treasury Shares 0.3%

As of April 30, 2010
Number of Common Shares: 872,473,246
Capital stock: R$12.6 billion

Monthly traded volume

1st Quarter 2010: US$ 45.1 million/day - 293.2% higher

2010: US$ 47.5 million/day -101.9% higher



Volume (US$ millions)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
Price US$
18
16
14
12
10
8
6
4
2
0
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
BRFS3
BRFS
Price BRFS3 (US$)

New Campaigns World Cup


FAMÍLIA DE SABORES
Sadia
TORCER COM S É MAIS GOSTOSO.


POPCOPA
Para você dar uma goleada nas vendas.
PERDIGÃO


GRITO DE GOL.

DRIBLE da PIZZA
PERDIGÃO




TORCERCOMSÉMAISGOSTOSO.
Sadia

